1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2012
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 16, 2012	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) PROPOSED CHANGE OF AUDITORS

This announcement is made by Aluminum Corporation of China Limited* (the "Company") pursuant to Rule 13.51 (4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company is a subsidiary of Aluminium Corporation of China, which is a state-owned enterprise under the control of the State-owned Assets Supervision and Administration Commission of the State Council ( the "SASAC"). According to the relevant regulations issued by the Ministry of Finance of the People's Republic of China and the SASAC, there are restrictions in respect of the number of years of audit services that an accounting firm can continuously provide to a state-owned enterprise and its subsidiaries ( the "SASAC Rotation Requirements"). PricewaterhouseCoopers Zhong Tian CPAs Company Limited ("PwC Zhong Tian") and PricewaterhouseCoopers ("PwC") will retire as the domestic and international auditors of the Company with effect from the close of the forthcoming 2011 annual general meeting of the Company and will not offer themselves for re-appointment due to the SASAC Rotation Requirements. The board of directors of the Company (the "Board"), as proposed by the audit committee of the Company (the "Audit Committee"), resolved to appoint Ernst & Young Hua Ming and Ernst & Young as the Company's domestic and international auditors respectively for the year 2012.

PwC Zhong Tian and PwC have confirmed in written that there are no matters in relation to their retirement which should be brought to the attention of the shareholders of the Company. The Board is not aware of any matters in relation to the proposed change of auditors that need to be brought to the attention of the shareholders of the Company. The Board and the Audit Committee have also confirmed that there are no disagreements or outstanding matters between the Company and PwC Zhong Tian and PwC.

The Company believes that the proposed change of auditors will not affect the publication of the annual results or annual report of the Company for the year ended 31 December 2011.

The proposed change of auditors is subject to the approval of shareholders at the forthcoming 2011 annual general meeting of the Company. A circular containing, among other things, the proposed change of auditors, together with the notice of annual general meeting will be dispatched to the shareholders of the Company as soon as practicable.

The Board would like to extend its sincere gratitude to PwC Zhong Tian and PwC for their quality services they provided to the Company in previous years.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
16 March 2012

As at the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming and Mr. Liu Xiangmin (executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (independent non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary